UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Herbalife Ltd.

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G4412G 10 1

(CUSIP Number)

December 15, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G4412G 10 1

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Whitney V, L.P., a Delaware limited partnership (IRS Identification No. 06-1595614), the sole general partner of which is Whitney Equity Partners V, LLC, a Delaware limited liability company.  The managing members of Whitney Equity Partners V, LLC are: Peter M. Castleman, John C. Hockin, William Laverack, Jr., Daniel J. O'Brien, Steven E. Rodgers, Michael R. Stone, Paul R. Vigano and Robert M. Williams, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,016,285 Common Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Whitney Strategic Partners V, L.P., a Delaware limited partnership (IRS Identification No. 06-1616392), the sole general partner of which is Whitney Equity Partners V, LLC, a Delaware limited liability company.  The managing members of Whitney Equity Partners V, LLC are:  Peter M. Castleman, John C. Hockin, William Laverack, Jr., Daniel J. O'Brien, Steven E. Rodgers, Michael R. Stone, Paul R. Vigano and Robert M. Williams, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 228,230 Common Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Whitney Private Debt Fund, L.P., a Delaware limited partnership (IRS Identification No. 06 1626655), the sole general partner of which is Whitney Private Debt GP, L.L.C., a Delaware limited liability company.  The managing members of Whitney Private Debt GP, L.L.C. are Daniel J. O'Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 402,793 Common Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Green River Offshore Fund, Ltd., a Cayman Islands company, the investment manager of which is Green River Offshore Fund Management Company, L.L.C., a Delaware limited liability company.  The members of Green River Offshore Fund Management Company, L.L.C. are Peter M. Castleman, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A Cayman Islands company. The investment manager is a Delaware limited liability company whose members are individuals who are United States citizens.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 42,965 Common Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) CO

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
CCG Investments (BVI), L.P., a British Virgin Islands limited partnership, the general partner of which is Golden Gate Capital Management, L.L.C., a Delaware limited liability company.  The principal managing members of Golden Gate Capital Management, L.L.C. are David C. Dominik and Jesse T. Rogers.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A British Virgin Islands limited partnership. The general partner is a Delaware limited liability company.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,227,397 Common Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
CCG Associates-QP, LLC, a Delaware limited liability company, the managing member of which is Golden Gate Capital Management, L.L.C., a Delaware limited liability company.  The principal managing members of Golden Gate Capital Management, L.L.C. are David C. Dominik and Jesse T. Rogers.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited liability company. The managing member is a Delaware limited liability company.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 664,929 Common Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
CCG Associates-AI, LLC, a Delaware limited liability company, the managing member of which is Golden Gate Capital Management, L.L.C., a Delaware limited liability company.  The principal managing members of Golden Gate Capital Management, L.L.C. are David C. Dominik and Jesse T. Rogers.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited liability company. The managing member is a limited liability company.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 61,824 Common Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
CCG Investment Fund-AI, LP, a Delaware limited partnership, the general partner of which is Golden Gate Capital Management, L.L.C., a Delaware limited liability company.  The principal managing members of Golden Gate Capital Management, L.L.C. are David C. Dominik and Jesse T. Rogers.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited liability company. The general partner is a limited liability company.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 177,203 Common Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) PN

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
CCG AV, LLC-Series C, a Delaware limited liability company, the managing member of which is Golden Gate Capital Management, L.L.C., a Delaware limited liability company.  The principal managing members of Golden Gate Capital Management, L.L.C. are David C. Dominik and Jesse T. Rogers.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited liability company. The managing member is a limited liability company.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 436,356 Common Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
CCG AV, LLC-Series E, a Delaware limited liability company, the managing member of which is Golden Gate Capital Management, L.L.C., a Delaware limited liability company.  The principal managing members of Golden Gate Capital Management, L.L.C. are David C. Dominik and Jesse T. Rogers.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited liability company. The managing member is a limited liability company.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 354,418 Common Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
CCG CI, LLC, a Delaware limited liability company, the managing member of which is Golden Gate Capital Management, L.L.C., a Delaware limited liability company.  The principal managing members of Golden Gate Capital Management, L.L.C. are David C. Dominik and Jesse T. Rogers.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited liability company. The managing member is a limited liability company.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 226,242 Common Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Golden Gate Capital Management, L.L.C., a Delaware limited liability company.  The principal managing members of Golden Gate Capital Management, L.L.C. are David C. Dominik and Jesse T. Rogers.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization A Delaware limited liability company.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,148,369 Common Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David C. Dominik

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Common Shares

	6.	Shared Voting Power 15,148,369 Common Shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jesse T. Rogers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,148,369 Common Shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 41,838,642 Common Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,838,642 Common Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)
63.5% beneficial ownership based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering.

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Herbalife Ltd. (the "Issuer")
(b)	Address of Issuer’s Principal Executive Offices P.O. Box 309GT Ugland House, South Church Street Grand Cayman, Cayman Islands

Item 2.
(a)

Name of Person Filing

(i)            Whitney V, L.P. is a Delaware limited partnership.  The name of the general partner of Whitney V, L.P. is Whitney Equity Partners V, LLC, a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Whitney Equity Partners V, LLC are as follows:  Peter M. Castleman, John C. Hockin, William Laverack, Jr., Daniel J. O'Brien, Steven E. Rodgers, Michael R. Stone, Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(ii)           Whitney Strategic Partners V, L.P. is a Delaware limited partnership.  The name of the general partner of Whitney Strategic Partners V, L.P. is Whitney Equity Partners V, LLC, a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Whitney Equity Partners V, LLC are as follows:  Peter M. Castleman, John C. Hockin, William Laverack, Jr., Daniel J. O'Brien, Steven E. Rodgers, Michael R. Stone, Paul R. Vigano and Robert M. Williams, Jr., the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(iii)          Whitney Private Debt Fund, L.P., is a Delaware limited partnership.  The name of the general partner of Whitney Private Debt Fund, L.P., is Whitney Private Debt GP, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Whitney Private Debt GP, L.L.C. are as follows:  Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(iv)          Green River Offshore Fund, Ltd. is a Cayman Islands company.  The name of the investment manager of Green River Offshore Fund, Ltd. is Green River Offshore Fund Management Company, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the members of Green River Offshore Fund Management Co. are as follows:  Peter M. Castleman, William Laverack, Jr., Daniel J. O’Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.(v)        CCG Investments (BVI), L.P., a British Virgin Islands limited partnership.

(v)           CCG Investments (BVI), L.P. is a British Virgin Islands limited partnership.  The name of the general partner of CCG Investments (BVI), L.P. is Golden Gate Capital Management L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.  The

names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(vi)          CCG Associates-QP, LLC, is a Delaware limited liability company.  The name of the managing member of CCG Associates-QP, LLC is Golden Gate Capital Management, L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.  The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(vii)         CCG Associates-AI, LLC is a Delaware limited liability company.  The name of the managing member of CCG Associates-AI, LLC is Golden Gate Capital Management, L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.  The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(viii)        CCG Investment Fund-AI, LP, is a Delaware limited partnership.  The name of the general partner of CCG Investment Fund-AI, LP is Golden Gate Capital Management, L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.  The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(ix)           CCG AV, LLC-Series C, is a Delaware limited liability company.  The name of the managing member of CCG AV, LLC-Series C is Golden Gate Capital Management, L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.  The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(x)            CCG AV, LLC-Series E, is a Delaware limited liability company. The name of the managing member of CCG AV, LLC-Series E is Golden Gate Capital Management, L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.  The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(xi)           CCG CI, LLC, is a Delaware limited liability company.  The name of the managing member of CCG CI, LLC is Golden Gate Capital Management, L.L.C., a Delaware limited liability company, whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.  The names and business address of the principal managing members of Golden Gate Capital are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(xii)          Golden Gate Capital Management, L.L.C., a Delaware limited liability company whose business address is One Embarcadero Center, Suite 3300, San Francisco, CA 94111.  The names and business address of the principal managing members of Golden Gate Capital Management, L.L.C. are as follows: David C. Dominik and Jesse T. Rogers, the business address of each of whom is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(xiii)         David C. Dominik, a U.S. citizen whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(xiv)        Jesse T. Rogers, a U.S. citizen whose business address is One Embarcadero Center, 33rd Floor, San Francisco, CA 94111.

(b)

Address of Principal Business Office or, if none, Residence
(i)            Whitney V, L.P.

177 Broad Street

Stamford, CT 06901

(ii)           Whitney Strategic Partners V, L.P.

177 Broad Street

Stamford, CT 06901

(iii)          Whitney Private Debt Fund, L.P.

177 Broad Street

Stamford, CT 06901

(iv)          Green River Offshore Fund, Ltd.

Harbour Centre, Third Floor

P.O. Box 30362 SMB

George Town

Grand Cayman, Cayman Islands

(v)           CCG Investments (BVI), L.P.

c/o Golden Gate Private Equity, Inc.

One Embarcadero Center

Suite 3300

San Francisco, CA 94111

(vi)          CCG Associates-QP, LLC.

c/o Golden Gate Private Equity, Inc.

One Embarcadero Center

Suite 3300

San Francisco, CA 94111

(vii)         CCG Associates-AI, LLC.

c/o Golden Gate Private Equity, Inc.

One Embarcadero Center

Suite 3300

San Francisco, CA 94111

(viii)        CCG Investments Fund-AI, LP.

c/o Golden Gate Private Equity, Inc.

One Embarcadero Center

Suite 3300

San Francisco, CA 94111

(ix)           CCG AV, LLC-Series C.

c/o Golden Gate Private Equity, Inc.

One Embarcadero Center

Suite 3300

San Francisco, CA 94111

(x)            CCG AV, LLC-Series E.

c/o Golden Gate Private Equity, Inc.

One Embarcadero Center

Suite 3300

San Francisco, CA 94111

(xi)           CCG CI, LLC.

c/o Golden Gate Private Equity, Inc.

One Embarcadero Center

Suite 3300

San Francisco, CA 94111

(xii)          Golden Gate Capital Management, L.L.C.

One Embarcadero Center

Suite 3300

San Francisco, CA 94111

(xiii)         David C. Dominik

One Embarcadero Center

33rd Floor

San Francisco, CA 94111

(xiv)        Jesse T. Rogers

One Embarcadero Center

33rd Floor

San Francisco, CA 94111

(c)

Citizenship

(i)            Whitney V, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual managing members of the general partner are citizens of the United States.

(ii)           Whitney Strategic Partners V, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual managing members of the general partner are citizens of the United States.

(iii)          Whitney Private Debt Fund, L.P. is a Delaware limited partnership.  Its general partner is a Delaware limited liability company.  All of the individual managing members of the general partner are citizens of the United States.

(iv)          Green River Offshore Fund, Ltd. is a Cayman Islands company.  Its investment manager is a Delaware limited liability company.  All of the individual members of the investment manager are citizens of the United States.

(v)           CCG Investments (BVI), L.P. is a British Virgin Islands limited partnership.  Its general partner is a Delaware limited liability company.

(vi)          CCG Associates-QP, LLC is a Delaware limited liability company.  Its general partner is a Delaware limited liability company.

(vii)         CCG Associates-AI, LLC is a Delaware limited liability company.  Its general partner is a Delaware limited liability company.

(viii)        CCG Investments Fund-AI, LP, is a Delaware limited liability company.  Its general partner is a Delaware limited liability company.

(ix)           CCG AV, LLC-Series C is a Delaware limited liability company.  Its general partner is a Delaware limited liability company.

(x)            CCG AV, LLC-Series E is a Delaware limited liability company.  Its general partner is a Delaware limited liability company.

(xi)           CCG CI, LLC is a Delaware limited liability company.  Its general partner is a Delaware limited liability company.

(xii)          Golden Gate Capital Management, L.L.C., is a Delaware limited liability company.

(xiii)         David C. Dominik is a U.S. citizen.

(xiv)        Jesse T. Rogers is a U.S. citizen.

(d)	Title of Class of Securities This statement relates to the Issuer's Common Shares, par value $0.002 per share.
(e)	CUSIP Number G4412G 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.
Item 4.	Ownership
The following information is provided as of December 15, 2004.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
(i) Whitney V, L.P. is the beneficial owner of 41,838,642 shares;

(ii) Whitney Strategic Partners V, L.P. is the beneficial owner of 41,838,642 shares;

(iii) Whitney Private Debt Fund, L.P. is the beneficial owner of 41,838,642 shares;

(iv) Green River Offshore Fund, Ltd. is the beneficial owner of 41,838,642 shares;

(v) CCG Investments (BVI), L.P. is the beneficial owner of 41,838,642 shares;

(vi) CCG Associates-QP is the beneficial owner of 41,838,642 shares;

(vii) CCG Associates-AI, LLC is the beneficial owner of 41,838,642 shares;

(viii) CCG Investment Fund-AI, LP is the beneficial owner of 41,838,642 shares;

(ix) CCG AV, LLC-Series C, is the beneficial owner of 41,838,642 shares;

(x) CCG AV, LLC-Series E is the beneficial owner of 41,838,642 shares;

(xi) CCG CI, LLC is the beneficial owner of 41,838,642 shares;

(xii) Golden Gate Capital Management, L.L.C. is the beneficial owner of 41,838,642 shares;

(xiii) David C. Dominik is the beneficial owner of 41,838,642 shares; and

(xiv) Jesse T. Rogers is the beneficial owner of 41,838,642 shares.

(b)

Percent of class (based upon 65,944,294 Common Shares outstanding immediately after the consummation of the Issuer's initial public offering but does not account for the common shares that will be sold by selling stockholders in the initial public offering):

(i)            63.5% for Whitney V, L.P.;

(ii)           63.5% for Whitney Strategic Partners V, L.P.;

(iii)          63.5% for Whitney Private Debt Fund, L.P.;

(iv)          63.5% for Green River Offshore Fund, Ltd.;

(v)           63.5% for CCG Investments (BVI), L.P.;

(vi)          63.5% for CCG Associates-QP, LLC.;

(vii)         63.5% for CCG Associates-AI, LLC.;

(viii)        63.5% for CCG Investments Fund-AI, LP.;

(ix)           63.5% for CCG AV, LLC-Series C.;

(x)            63.5% for CCG AV, LLC-Series E.;

(xi)           63.5% for CCG CI, LLC;

(xii)          63.5% for Golden Gate Capital Management, L.L.C.;

(xiii)         63.5% for David C. Dominik; and

(xiv)        63.5% for Jesse T. Rogers.

(c)

Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote:

26,016,285 shares for Whitney V, L.P.;

228,230 shares for Whitney Strategic Partners V, L.P.;

402,793 shares for Whitney Private Debt Fund, L.P.;

42,965 shares for Green River Offshore Fund, Ltd.;

13,227,397 shares for CCG Investments (BVI), L.P.;

664,929 shares for CCG Associates-QP, LLC;

61,824 shares for CCG Associates-AI, LLC;

177,203 shares for CCG Investment Fund-AI, LP;

436,356 shares for CCG AV, LLC-Series C;

354,418 shares for CCG AV, LLC-Series E;

226,242 shares for CCG CI, LLC;

15,148,369 shares for Golden Gate Capital Management, L.L.C.;

0 shares for David C. Dominik; and

0 shares for Jesse T. Rogers.

(ii)           Shared power to vote or to direct the vote:

0 shares for Whitney V, L.P.;

0 shares for Whitney Strategic Partners V, L.P.;

0 shares for Whitney Private Debt Fund, L.P.;

0 shares for Green River Offshore Fund, Ltd.;

0 shares for CCG Investments (BVI), L.P.;

0 shares for CCG Associates-QP, LLC;

0 shares for CCG Associates-AI, LLC;

0 shares for CCG Investment Fund-AI, LP;

0 shares for CCG AV, LLC-Series C;

0 shares for CCG AV, LLC-Series E;

0 shares for CCG CI, LLC;

0 shares for Golden Gate Capital Management, L.L.C.;

15,148,369 shares for David C. Dominik; and

15,148,369 shares for Jesse T. Rogers.

(iii)          Sole power to dispose or to direct the disposition of:

0 shares for Whitney V, L.P.;

0 shares for Whitney Strategic Partners V, L.P.;

0 shares for Whitney Private Debt Fund, L.P.;

0 shares for Green River Offshore Fund, Ltd.;

0 shares for CCG Investments (BVI), L.P.;

0 shares for CCG Associates-QP, LLC;

0 shares for CCG Associates-AI, LLC;

0 shares for CCG Investment Fund-AI, LP;

0 shares for CCG AV, LLC-Series C;

0 shares for CCG AV, LLC-Series E;

0 shares for CCG CI, LLC;

0 shares for Golden Gate Capital Management, L.L.C.;

0 shares for David C. Dominik; and

0 shares for Jesse T. Rogers.

(iv)          Shared power to dispose or to direct the disposition of:

41,838,642 shares for Whitney V, L.P.;

41,838,642 shares for Whitney Strategic Partners V, L.P.;

41,838,642 shares for Whitney Private Debt Fund, L.P.;

41,838,642 shares for Green River Offshore Fund, Ltd.;

41,838,642 shares for CCG Investments (BVI), L.P.;

41,838,642 shares for CCG Associates-QP, LLC;

41,838,642 shares for CCG Associates-AI, LLC;

41,838,642 shares for CCG Investment Fund-AI, LP;

41,838,642 shares for CCG AV, LLC-Series C;

41,838,642 shares for CCG AV, LLC-Series E;

41,838,642 shares for CCG CI, LLC;

41,838,642 shares for Golden Gate Capital Management, L.L.C.;

41,838,642 shares for David C. Dominik; and

41,838,642 shares for Jesse T. Rogers.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Exhibit No.	Description
1	Joint Filing Agreement, dated December 15, 2004.

2

Disposition Agreement, dated December 13, 2004 (incorporated herein by reference to Exhibit No. 99.1 to Amendment No. 5 to the Registration Statement on Form S-1 filed with the SEC on December 14, 2004).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 15, 2004.

WHITNEY V, L.P.		CCG ASSOCIATES-QP, LLC

By:	Whitney Equity Partners V, LLC General Partner

By:	/s/ Daniel J. O'Brien	By:	/s/ JESSE T. ROGERS
Name:	Daniel J. O'Brien	Name:	Jesse T. Rogers
Title:	Managing Member	Title:	Managing Member

WHITNEY STRATEGIC PARTNERS V, L.P.		CCG ASSOCIATES-AI, LLC

By:	Whitney Equity Partners V, LLC General Partner

By:	/s/ Daniel J. O'Brien	By:	/s/ JESSE T. ROGERS
Name:	Daniel J. O'Brien	Name:	Jesse T. Rogers
Title:	Managing Member	Title:	Managing Member

WHITNEY PRIVATE DEBT FUND, L.P.		CCG INVESTMENT FUND-AI, LP

By:	Whitney Private Debt GP, LLC General Partner

By:	/s/ Daniel J. O'Brien	By:	/s/ JESSE T. ROGERS
Name:	Daniel J. O'Brien	Name:	Jesse T. Rogers
Title:	Managing Member	Title:	Managing Member

GREEN RIVER OFFSHORE FUND, LTD.		CCG AV, LLC-SERIES C

By:	/s/ Daniel J. O'Brien	By:	/s/ JESSE T. ROGERS
Name:	Daniel J. O'Brien	Name:	Jesse T. Rogers
Title:	Director	Title:	Managing Member

CCG INVESTMENTS (BVI), L.P.		CCG AV, LLC-SERIES E

By:	/s/ JESSE T. ROGERS	By:	/s/ JESSE T. ROGERS
Name:	Jesse T. Rogers	Name:	Jesse T. Rogers
Title:	Managing Member	Title:	Managing Member

CCG CI, LLC		GOLDEN GATE CAPITAL MANAGEMENT, L.L.C.

By:	/s/ JESSE T. ROGERS	By:	/s/ JESSE T. ROGERS
Name:	Jesse T. Rogers	Name:	Jesse T. Rogers
Title:	Managing Member	Title:	Managing Member

DAVID C. DOMINIK		JESSE T. ROGERS

/s/ DAVID C. DOMINIK		/s/ JESSE T. ROGERS

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated December 15, 2004.

2

Disposition Agreement, dated December 13, 2004 (incorporated herein by reference to Exhibit No. 99.1 to Amendment No. 5 to the Registration Statement on Form S-1 filed with the SEC on December 14, 2004)